EXHIBIT 12
FIRST POTOMAC REALTY TRUST AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio amounts)

	2007	2006	2005	2004	2003
Income (loss) from continuing operations, before taxes	$533	$2,566	$1,139	$163	$(10,590)
Add (deduct):
Fixed charges	37,181	29,097	20,332	11,173	10,760
Capitalized interest	(1,312)	(318)	—	—	—
Minority interests	20	123	91	16	(1,319)
Equity in losses of affiliates	—	—	—	—	47
Distributions from affiliates	—	—	—	—	2,728

Adjusted earnings	$36,422	$31,468	$21,562	$11,352	$1,626

Fixed charges:
Interest expense	$35,587	$28,500	$20,191	$11,091	$10,733
Rent expense representative of interest factor	282	279	141	82	27
Capitalized interest	1,312	318	—	—	—

Total fixed charges	$37,181	$29,097	$20,332	$11,173	$10,760

Ratio of earnings to fixed charges	—	1.08	1.06	1.02	—
Deficiency of earnings to fixed charges	(759)	—	—	—	$(9,134)